FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of August 2012

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director,
                                            Deputy President and
                                            Chief Financial Officer


August 10, 2012

RICOH COMPANY, LTD.

Consolidated Financial Statements
for the First Quarter Ended June 30, 2012

This is an English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the first quarter ended June 30, 2012 pursuant to the Japanese Financial Instrument and Exchange Law.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
March 31, 2012 and June 30, 2012

                                                                              Millions of Yen
                                                                           ---------------------
                                                                           March 31,    June 30,
ASSETS                                                                       2012         2012
------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                                 156,210     148,501
   Time deposits                                                               2,461       4,324
   Trade receivables:
       Notes                                                                  43,921      44,121
       Accounts                                                              439,673     421,071
       Less- allowance for doubtful receivables                              (16,380)    (16,287)
   Current maturities of long-term finance receivables, net                  219,716     216,966
   Inventories:
       Finished goods                                                        101,165     107,090
       Work in process and raw materials                                      93,844      92,336
   Deferred income taxes and other                                            65,896      69,007
------------------------------------------------------------------------------------------------
          Total current assets                                             1,106,506   1,087,129
------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                       45,893      45,751
   Buildings                                                                 265,843     264,804
   Machinery and equipment                                                   659,503     658,511
   Construction in progress                                                    9,576      11,825
------------------------------------------------------------------------------------------------
          Total                                                              980,815     980,891
   Less- accumulated depreciation                                           (712,288)   (714,616)
------------------------------------------------------------------------------------------------
          Net property, plant and equipment                                  268,527     266,275
------------------------------------------------------------------------------------------------
Investments and other assets:
   Long-term finance receivables, net                                        468,004     465,270
   Investment securities                                                      45,470      44,490
   Investments in and advances to affiliates                                     444         468
   Goodwill                                                                  195,251     185,247
   Other intangible assets                                                   112,914     106,302
   Lease deposits and other                                                   92,242      87,937
------------------------------------------------------------------------------------------------
          Total investments and other assets                                 914,325     889,714
------------------------------------------------------------------------------------------------
Total assets                                                               2,289,358   2,243,118
================================================================================================

                                                                              Millions of Yen
                                                                           ---------------------
                                                                           March 31,    June 30,
LIABILITIES AND SHAREHOLDERS' EQUITY                                         2012         2012
------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term borrowings                                                     111,272     121,434
   Current maturities of long-term indebtedness                              105,160     110,842
   Trade payables:
       Notes                                                                  11,553      12,518
       Accounts                                                              240,656     223,251
   Accrued income taxes                                                       13,448      10,373
   Accrued expenses and other                                                190,935     184,455
------------------------------------------------------------------------------------------------
          Total current liabilities                                          673,024     662,873
------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term indebtedness                                                    525,435     526,566
   Accrued pension and severance costs                                       164,757     163,007
   Deferred income taxes and other                                            47,124      41,400
------------------------------------------------------------------------------------------------
          Total long-term liabilities                                        737,316     730,973
------------------------------------------------------------------------------------------------
Equity:
Ricoh Company, Ltd. shareholders' equity:
   Common stock                                                              135,364     135,364
   Additional paid-in capital                                                186,083     186,083
   Retained earnings                                                         742,549     742,921
   Accumulated other comprehensive loss                                     (204,175)   (234,811)
   Treasury stock at cost                                                    (37,117)    (37,119)
------------------------------------------------------------------------------------------------
          Total Ricoh Company, Ltd. shareholders' equity                     822,704     792,438
------------------------------------------------------------------------------------------------
Noncontrolling interests                                                      56,314      56,834
------------------------------------------------------------------------------------------------
Total equity                                                                 879,018     849,272
------------------------------------------------------------------------------------------------
Total liabilities and equity                                               2,289,358   2,243,118
================================================================================================

The accompanying notes are an integral part of consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For the First Quarter Ended June 30, 2011 and 2012

                                                                                 Millions of Yen
                                                                    ------------------------------------------
                                                                    First quarter ended    First quarter ended
                                                                       June 30, 2011          June 30, 2012
--------------------------------------------------------------------------------------------------------------
Net sales:
   Products                                                                212,013               205,360
   Post sales and rentals                                                  229,555               225,565
   Other revenue                                                            25,825                28,462
--------------------------------------------------------------------------------------------------------------
         Total                                                             467,393               459,387
--------------------------------------------------------------------------------------------------------------
Cost of sales:
   Products                                                                146,353               143,926
   Post sales and rentals                                                  104,141               105,402
   Other revenue                                                            19,308                20,161
--------------------------------------------------------------------------------------------------------------
         Total                                                             269,802               269,489
--------------------------------------------------------------------------------------------------------------
         Gross profit                                                      197,591               189,898
Selling, general and administrative expenses                               186,265               175,617
--------------------------------------------------------------------------------------------------------------
         Operating income                                                   11,326                14,281
--------------------------------------------------------------------------------------------------------------
Other (income) expenses:
   Interest and dividend income                                               (607)                 (842)
   Interest expense                                                          1,463                 1,521
   Foreign currency exchange (gain) loss, net                                1,185                 1,315
   Other, net                                                                   (2)                   12
--------------------------------------------------------------------------------------------------------------
         Total                                                               2,039                 2,006
--------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings of affiliates              9,287                12,275
Provision for income taxes:
   Current                                                                   6,928                 2,983
   Deferred                                                                 (3,757)                1,686
--------------------------------------------------------------------------------------------------------------
         Total                                                               3,171                 4,669
--------------------------------------------------------------------------------------------------------------
Equity in earnings of affiliates                                                (8)                   41
Consolidated net income                                                      6,108                 7,647
--------------------------------------------------------------------------------------------------------------
Net income attributable to noncontrolling interests                          1,175                 1,110
--------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                               4,933                 6,537
==============================================================================================================

                                                                                       Yen
                                                                    ------------------------------------------
                                                                    First quarter ended    First quarter ended
                                                                       June 30, 2011          June 30, 2012
--------------------------------------------------------------------------------------------------------------
Per share of common stock:
   Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------------
         Basic                                                                6.80                  9.02
         Diluted                                                              6.79                    --
--------------------------------------------------------------------------------------------------------------
         Cash dividends paid per share                                       16.50                  8.50
==============================================================================================================

Per American Depositary Share, each representing 5 shares of common stock:
   Net income attributable to Ricoh Company, Ltd.
--------------------------------------------------------------------------------------------------------------
         Basic                                                               34.00                 45.10
         Diluted                                                             33.95                    --
--------------------------------------------------------------------------------------------------------------
         Cash dividends paid per share                                       82.50                 42.50
==============================================================================================================

Diluted net income per share attributable to Ricoh Company, Ltd. for the first quarter ended June 30, 2012 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the First Quarter Ended June 30, 2011 and 2012

                                                                                 Millions of Yen
                                                                    ------------------------------------------
                                                                    First quarter ended    First quarter ended
                                                                       June 30, 2011          June 30, 2012
--------------------------------------------------------------------------------------------------------------
Consolidated net income                                                      6,108                 7,647
Other comprehensive income (loss), net of tax:
   Net unrealized holding losses on available-for-sale securities             (697)                 (699)
   Pension liability adjustments                                               748                  (255)
   Net unrealized losses on derivative instruments                            (529)                 (289)
   Foreign currency translation adjustments                                 (6,291)              (29,655)
--------------------------------------------------------------------------------------------------------------
         Total                                                              (6,769)              (30,898)
--------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                            (661)              (23,251)
--------------------------------------------------------------------------------------------------------------
Comprehensive income attributable to noncontrolling interests                1,115                   848
--------------------------------------------------------------------------------------------------------------
Comprehensive loss attributable to Ricoh Company, Ltd.                      (1,776)              (24,099)
==============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
For the First Quarter Ended June 30, 2011 and 2012

                                                                                       Millions of Yen
                                                                           ---------------------------------------
                                                                           First Quarter ended First Quarter ended
                                                                              June 30, 2011       June 30, 2012
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Consolidated net income                                                          6,108              7,647
   Adjustments to reconcile consolidated net income to net cash provided by operating activities
       Depreciation and amortization                                               22,199             20,891
       Equity in earnings of affiliates, net of dividends received                      8                (41)
       Deferred income taxes                                                       (3,758)             1,686
       Pension and severance costs, less payment                                      541             (1,734)
       Changes in assets and liabilities, net of effects from acquisition-
          Decrease in trade receivables                                             8,488              1,037
          Increase in inventories                                                 (18,159)           (11,384)
          Increase in finance receivables                                          (2,329)            (5,384)
          Decrease in trade payables                                              (12,335)           (13,189)
          Increase in accrued income taxes and accrued expenses and other             643              4,312
       Other, net                                                                   3,468              5,020
------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                                 4,874              8,861
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment                               250                582
   Expenditures for property, plant and equipment, including
     interest capitalized                                                         (16,846)           (19,195)
   Expenditures for intangible asset                                               (3,253)            (3,609)
   Payments for purchases of available-for-sale securities                            (59)                (8)
   Proceeds from sales of available-for-sale securities                                10                 --
   Increase in time deposits, net                                                    (266)            (2,028)
   Other, net                                                                      (4,787)                97
------------------------------------------------------------------------------------------------------------------
          Net cash used in investing activities                                   (24,951)           (24,161)
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                                             2,569             25,564
   Repayment of long-term indebtedness                                            (17,358)           (18,744)
   Increase in short-term borrowings, net                                          40,238             12,098
   Repayment of long-term debt securities                                            (237)                --
   Dividends paid                                                                 (11,971)            (6,163)
   Payment for purchase of treasury stock                                              (5)                (5)
   Other, net                                                                        (301)              (327)
------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                                12,935             12,423
------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       (2,360)            (4,832)
------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                          (9,502)            (7,709)
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    172,221            156,210
------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                        162,719            148,501
==================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 95 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements" (Cabinet office Ordinance No.64, 2007), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the first quarter ended June 30, 2012 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with U.S. generally accepted accounting principles.

(A)  PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of variable interest entity are included in the consolidated financial statements, if applicable. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20% to 50% ownership) are accounted for on an equity basis. All significant inter-company balances and transactions have been eliminated in consolidation.

During the fiscal year ended March 31, 2012, certain subsidiaries of the Company changed their fiscal year-ends from December 31 to March 31. Prior-year consolidated financial statements have been retrospectively adjusted in order to reflect the elimination of the lag period.

The effect of the retrospective application was as follows.

                                                             Millions of Yen
                                                  -------------------------------------
                                                    First quarter ended June 30, 2011
                                                  -------------------------------------
                                                  As originally reported   As adjusted
---------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.             3,446              4,933
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic(yen)                         4.75               6.80
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                      4.74               6.79
=======================================================================================

(B)  REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided, (3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Products sales are recognized at the time of delivery and installation at the customer location. Equipment revenues are based on established prices by product type and model and are net of discounts. A sales return is accepted only when the equipment is defective and does not meet Ricoh's product performance specifications. Other than installation, there are no customer acceptance clauses in the sales contract.

Post sales and rentals result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Standard service fee prices are established depending on equipment classification and include a cost value for the estimated services to be performed based on historical experience plus a profit margin thereon. As a matter of policy, Ricoh does not discount such prices. On a monthly basis, maintenance service revenues are earned and recognized by Ricoh and billed to the customer in accordance with the contract and include a fixed monthly fee plus a variable amount based on usage. The length of the contract ranges up to five years; however, most contracts are cancelable at any time by the customer upon a short notice period. Leases not qualifying as sales-type leases or direct financing leases are accounted for as operating leases and related revenue is recognized over the lease term.

Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Consideration in a multiple-element arrangement is allocated at the inception of the arrangement to all deliverables on the basis of the relative selling price if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis; and the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. If these criteria are not met, revenue is deferred until the undelivered elements are fulfilled and accounted for as a single unit of accounting.

Revenue from the sale of equipment under sales-type leases is recognized as product sales at the inception of the lease. Other revenue consists primarily of interest income on sales-type leases and direct-financing leases, which are recognized as other revenue over the life of each respective lease using the interest method.

(C)  FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The resulting translation adjustments are included as a part of accumulated other comprehensive income
(loss) in equity.

All foreign currency transaction gains and losses are included in other income and expenses in the period incurred.

(D)  CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments such as certificates of deposits (CD) and time deposits with maturities of three months or less.

In addition, short term investments such as money management funds (MMF) and free financial funds (FFF) with maturities of three months or less are also classified into cash and cash equivalents, as they are readily convertible to cash and present insignificant risk of changes in value.

(E)  DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 7, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes.

Ricoh recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheets and measures those instruments at fair value. When Ricoh enters into a derivative contract, it makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheets or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the change in fair value of the hedged item. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(F)  ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts for which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(G)  SECURITIES

Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, reported in accumulated other comprehensive income (loss).

Individual securities classified as available-for-sale securities are reduced to fair market value by a charge to income for other than temporary declines in value. Factors considered in assessing whether an indication of other than temporary impairment exists with respect to available-for-sale securities include: financial condition and near term prospects of issuer and intent and ability of Ricoh to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Investments in affiliated companies over which Ricoh has the ability to exercise significant influence, but does not hold a controlling financial interest, are accounted for by the equity method.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and funds are stated at cost unless indication of impairment exist, which require the investment to be written down to its estimated fair value.

(H)  INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(I)  PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment is computed principally over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation. The Company and its domestic subsidiaries have adopted using the declining-balance method for computing depreciation, but the Company reviewed the method of depreciating fixed assets, triggered by the group-wide reorganization of its domestic manufacturing functions based on the changes in the economic environment. As a result, the Company decided that the straight-line method is more appropriate to reflect the expected pattern of consumption of property, plant and equipment because the change in assets structure due to the recent increase of the capital expenditures for new manufacturing technology gives equalization of the pattern of consumption of the future benefits to be derived from those assets. On April 1, 2012, the Company and its domestic consolidated subsidiaries changed their depreciation method from the declining-balance method to the straight-line method.

In accordance with ASC 250, "Accounting Changes and Error corrections", the effects of the change are accounted for prospectively beginning with the period of change, as a change in accounting estimate. Management believes that this change did not make a material effect on Ricoh's consolidated financial statements.

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(J)  CAPITALIZED SOFTWARE COSTS

Ricoh capitalizes certain internal and external costs incurred to acquire or create internal use software during the application development stage as well as upgrades and enhancements that result in additional functionality. The capitalized software is amortized on a straight line basis generally from 3 years to 10 years.

(K)  GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is not amortized and is required to be tested at least annually for impairment. Acquired intangible assets with a definite useful life are amortized over their respective estimated useful lives and reviewed for impairment when an indication of impairment is identified. Other intangible assets with definite useful lives, consisting primarily of software, customer relationships and trademarks are amortized on a straight line basis over 1 year to 20 years. Any acquired intangible assets determined to have an indefinite useful life are not amortized, but instead are tested annually for impairment based on its fair value until its life would be determined to no longer be indefinite. In performing the test, Ricoh utilizes the two-step approach prescribed. The first step requires a comparison of the carrying amount of the reporting units to the fair value of these units. If the carrying amount of a reporting unit exceeds its fair value, Ricoh will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

(L)  PENSION AND RETIREMENT ALLOWANCES PLANS

Ricoh recognizes the overfunded or underfunded status of the defined benefit plans as an asset or liability in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

(M)  INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date.

Ricoh recognizes interest and penalties related to unrecognized tax benefits in provision for income taxes in the consolidated statements of income.

(N)  RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(O)  SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(P)  IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted net cash flows of the asset or asset group. If an asset or asset group is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or asset group exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(Q)  NET INCOME ATTRIBUTABLE TO RICOH COMPANY, LTD. PER SHARE

Basic net income attributable to Ricoh Company, Ltd. per share of common stock is calculated by dividing net income attributable to Ricoh Company, Ltd. by the weighted-average number of shares of common stock outstanding during the period. The calculation of diluted net income attributable to Ricoh Company, Ltd. per share of common stock is similar to the calculation of basic net income attributable to Ricoh Company, Ltd. per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

(R)  USE OF ESTIMATES

Management of Ricoh has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Ricoh has identified seven areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment of securities, impairment of long-lived assets including goodwill, uncertain tax positions, realizability of deferred tax assets, the valuation of assets and liabilities in business combinations and pension accounting.

(S)  RECENTLY ADOPTED NEW ACCOUNTING STANDARDS

Ricoh adopted ASC 220 as from April 1 2012, which was revised based on Accounting Standards Update (ASU) 2011-05 and 2011-12. ASU 2011-05 requires an entity to present net income and other comprehensive income either in a single continuous statement or in two separate, but consecutive, statements. This ASU also requires separate presentation in both net income and other comprehensive income of reclassification adjustments for items that are reclassified from other comprehensive income to net income. ASU 2011-12 defers the effective date for only the presentation requirements related to reclassifications in ASU 2011-05.

Ricoh has presented this requirement in two separate, but consecutive statements. Management believes this adoption has not made a material effect on Ricoh's consolidated financial statements.

(T)  NEW ACCOUNTING STANDARDS NOT YET ADOPTED

In December 2011, the FASB issued ASU 2011-11. This ASU requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). It is effective for fiscal years beginning on or after January 1, 2013 and interim periods within those annual periods. Retrospective application is required and early adoption is permitted. Management believes the adoption of ASU 2011-11 will not have a material effect on Ricoh's consolidated financial position.

(U)  RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform with the current year's presentation.

2.   SECURITIES

Investment securities as of March 31, 2012 and June 30, 2012 consist of the following:

                                                          Millions of Yen
                                                   -----------------------------
                                                   March 31, 2012  June 30, 2012
--------------------------------------------------------------------------------
Investment securities:
   Available-for-sale securities                        43,633          42,643
   Non-marketable equity securities                      1,837           1,847
--------------------------------------------------------------------------------
   Total                                                45,470          44,490
================================================================================

The noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of March 31, 2012 and June 30, 2012 are as follows:

                                                           Millions of Yen
                       -----------------------------------------------------------------------------------
                                   March 31, 2012                            June 30, 2012
                       ----------------------------------------- -----------------------------------------
                                 Gross       Gross                          Gross       Gross
                               unrealized  unrealized                     unrealized  unrealized
                                holding     holding      Fair              holding     holding      Fair
                       Cost      gains      losses       value     Cost     gains       losses      value
----------------------------------------------------------------------------------------------------------
Noncurrent:
  Equity securities    35,489       6,590        225     41,854   35,421      5,907       405      40,923
  Corporate debt
   securities           1,697          82         --      1,779    1,623         97        --       1,720
----------------------------------------------------------------------------------------------------------
  Total                37,186       6,672        225     43,633   37,044      6,004       405      42,643
==========================================================================================================

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at March 31, 2012 and June 30, 2012 are as follows:

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              March 31, 2012
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                            holding                       holding                     holding
                            Fair value      losses        Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
  Available-for-sale:
  Equity securities             781           129             467            96            1,248         225
==============================================================================================================

                                                             Millions of Yen
                            ----------------------------------------------------------------------------------
                                                              June 30, 2012
                            ----------------------------------------------------------------------------------
                                Less than 12 months          12 months or longer              Total
                            --------------------------- ---------------------------- -------------------------
                                            Gross                         Gross                       Gross
                                          unrealized                    unrealized                  unrealized
                                            holding                       holding                     holding
                            Fair value      losses        Fair value      losses       Fair value     losses
--------------------------------------------------------------------------------------------------------------
Noncurrent:
  Available-for-sale:
  Equity securities             963           288             388            117           1,351         405
==============================================================================================================

Gross unrealized holding losses of available-for-sale securities as of March 31, 2012 and June 30, 2012 consist of 29 and 36 kinds of securities. Ricoh judged the decline in fair value of investment securities at period end to be temporary, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

The contractual maturities of debt securities classified as available-for-sale as of June 30, 2012 are as follows:

                                                            Millions of Yen
                                                         ---------------------
                                                         Cost       Fair value
------------------------------------------------------------------------------
Due after one year through five years                      477           478
Over five years                                          1,146         1,242
------------------------------------------------------------------------------
Total                                                    1,623         1,720
==============================================================================

There were no significant proceeds from the sales of available-for-sale securities for the first quarter ended June 30, 2011and 2012, respectively.

There were no significant realized gains or losses on sales of available-for-sale securities for the first quarter ended June 30, 2011 and 2012.

There were no significant realized gains or losses on valuation of available-for-sale securities for the first quarter ended June 30, 2011 and 2012.

3.   PENSION AND RETIREMENT ALLOWANCE PLANS

The net periodic benefit costs of the pension plans consist of the following components:

                                                                 Millions of Yen
                                                    ------------------------------------------
                                                    First quarter ended    First quarter ended
                                                       June 30, 2011          June 30, 2012
----------------------------------------------------------------------------------------------
Service cost                                                 3,039                 3,122
Interest cost                                                3,568                 3,275
Expected return on plan assets                              (2,238)               (2,213)
Net amortization                                               550                   905
----------------------------------------------------------------------------------------------
Total net periodic pension cost                              4,919                 5,089
==============================================================================================

4.   EQUITY

The change in Ricoh shareholders' equity, noncontrolling interests and total equity for the first quarter ended June 30, 2011 and 2012 is as follow:

                                      First quarter ended June 30, 2011           First quarter ended June 30, 2012
                                   ----------------------------------------   ----------------------------------------
                                      Ricoh                                      Ricoh
                                   Shareholders'  Noncontrolling    Total     Shareholders'  Noncontrolling    Total
                                      Equity         Interests      Equity       Equity         Interests      Equity
----------------------------------------------------------------------------------------------------------------------
Equity, Beginning of Period            925,243         52,887       978,130      822,704         56,314        879,018
----------------------------------------------------------------------------------------------------------------------
  Net income                             4,933          1,175         6,108        6,357          1,110          7,647
  Unrealized losses on securities         (696)            (1)         (697)        (695)            (4)          (699)
  Pension liability adjustments            745              3           748         (235)           (20)          (255)
  Unrealized losses on
   derivatives                            (522)            (7)         (529)        (228)           (61)          (289)
  Foreign currency translation
   adjustments                          (6,236)           (55)       (6,291)     (29,478)          (177)       (29,655)
----------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)             (1,776)         1,115          (661)     (24,099)           848        (23,251)
----------------------------------------------------------------------------------------------------------------------
Cash dividends on Common stock         (11,971)            --       (11,971)      (6,163)            --         (6,163)
Distributions to Noncontrolling
 interests                                  --           (305)         (305)          --           (328)          (328)
Net changes in treasury stock                4             --             4           (2)            --             (2)
Equity transactions with
 noncontrolling interests                   --           (198)         (198)          --             --             --
Other                                       (5)            --            (5)          (2)            --             (2)
----------------------------------------------------------------------------------------------------------------------
Equity, End of Period                  911,495         53,499       964,994      792,438         56,834        849,272
======================================================================================================================

5.   DIVIDENDS

Cash dividends paid during the first quarter ended June 30, 2011 and 2012 are as follows:

Resolved at the General meetings of Shareholders on June 24, 2011
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                           11,971
  Dividend per share of common stock (yen)                              16.50
  Record date                                                  March 31, 2011
  Effective date                                                June 27, 2011
  Resource for dividend                                     Retained earnings
=============================================================================

Resolved at the General meetings of Shareholders on June 26, 2012
-----------------------------------------------------------------------------
  Total amount of dividends (million of yen)                            6,163
  Dividend per share of common stock (yen)                               8.50
  Record date                                                  March 31, 2012
  Effective date                                                June 27, 2012
  Resource for dividend                                     Retained earnings
=============================================================================

6.   PER SHARE DATA

Ricoh shareholders' equity per share was Yen 1,134.64 and Yen 1,092.90 as of March 31, 2012 and June 30, 2012, respectively. Dividends per share shown in the consolidated statement of income are computed based on dividends paid for the first quarter ended June 30, 2011 and 2012.

Reconciliations of the numerator and the denominators of the basic and diluted per share computations for net income attributable to Ricoh Company, Ltd. are as follows:

                                                                         Thousands of shares
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2011       June 30, 2012
------------------------------------------------------------------------------------------------------
Weighted average number of shares of common stock outstanding        725,503             725,077
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                   793                  --
------------------------------------------------------------------------------------------------------
Diluted shares of common stock outstanding                           726,296             725,077
======================================================================================================

                                                                           Millions of Yen
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2011       June 30, 2012
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.                         4,933               6,537
Effect of dilutive securities:
Euro Yen Zero Coupon Convertible Bonds
   - Due December 2011                                                     0                  --
------------------------------------------------------------------------------------------------------
Diluted net income attributable to Ricoh Company, Ltd.                 4,933               6,537
======================================================================================================

                                                                                 Yen
                                                               ---------------------------------------
                                                               First quarter ended First quarter ended
                                                                  June 30, 2011       June 30, 2012
------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd. per share:
   Basic:
      Basic: Net income attributable to Ricoh Company, Ltd.             6.80                9.02
   Diluted:
      Diluted: Net income attributable to Ricoh Company, Ltd.           6.79                  --
======================================================================================================

Diluted net income per share attributable to Ricoh Company, Ltd. for the first quarter ended June 30, 2012 is omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

7.   DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements (including interest rate and currency swap agreements) to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There were no fair value hedges as of June 30, 2011 and 2012.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the first quarter ended June 30, 2012 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other expenses during the next 12 months approximately Yen 30 million of the balance of accumulated other comprehensive income as of June 30, 2012.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

Contract amounts of derivative instruments at March 31, 2012 and June 30, 2012 are shown in the following tables:

                                                              Millions of Yen
-------------------------------------------------------------------------------
                                                            March 31,  June 30,
                                                              2012       2012
-------------------------------------------------------------------------------
Interest rate swap agreements                                339,234   348,155
Foreign currency contracts                                   190,543   186,294
Foreign currency options                                      27,657    43,564
===============================================================================

The location and fair value amounts of derivatives in consolidated balance sheet are shown in the following tables:

Derivatives designated as hedging instruments

                                                  Current                              Long-term
                                    ------------------------------------- ------------------------------------
                                                Fair value                            Fair value
                                    ------------------------------------- ------------------------------------
                                     Balance sheet                         Balance sheet
                                        Location       Millions of Yen       Location        Millions of Yen
--------------------------------------------------------------------------------------------------------------
                                                      March 31, June 30,                   March 31,  June 30,
Asset Derivatives                                       2012      2012                       2012       2012
--------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Deferred income                       Lease deposits
                                    taxes and other          --       --     and other            45        87
==============================================================================================================
                                                      March 31, June 30,                   March 31,  June 30,
Liability Derivatives                                   2012      2012                       2012       2012
--------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements    Accrued expenses                      Deferred income
                                       and other            452      470  taxes and other      1,526     1,971
==============================================================================================================

Derivatives not designated as hedging instruments

                                                  Current                              Long-term
                                    ------------------------------------- ------------------------------------
                                                Fair value                            Fair value
                                    ------------------------------------- ------------------------------------
                                     Balance sheet                         Balance sheet
                                        Location       Millions of Yen       Location        Millions of Yen
--------------------------------------------------------------------------------------------------------------
                                                      March 31, June 30,                   March 31,  June 30,
Asset Derivatives                                       2012      2012                       2012       2012
--------------------------------------------------------------------------------------------------------------
   Foreign currency contracts       Deferred income                        Lease deposits
                                    taxes and other         389    2,506      and other           79        --
   Foreign currency options                                  36      421                          --        --
--------------------------------------------------------------------------------------------------------------
   Total                                                    425    2,927                          79        --
==============================================================================================================
                                                      March 31, June 30,                   March 31,  June 30,
Liability Derivatives                                   2012      2012                       2012       2012
--------------------------------------------------------------------------------------------------------------
   Interest rate swap agreements                             27       58                         222       203
   Foreign currency contracts       Accrued expenses                       Deferred income
                                       and other          3,112      684   taxes and other     3,188       542
   Foreign currency options                               1,056      149                          --        --
--------------------------------------------------------------------------------------------------------------
   Total                                                  4,195      891                       3,410       745
==============================================================================================================

Total fair value amounts of derivatives

                                                          Millions of Yen
                                                        -------------------
                                                             Fair value
---------------------------------------------------------------------------
                                                        March 31, June 30,
                                                          2012      2012
---------------------------------------------------------------------------
Total Asset Derivatives                                       549     3,014
Total Liability Derivatives                                 9,583     4,077
---------------------------------------------------------------------------

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2011 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount         Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (588)        Interest expense        (66)             --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                    Gain or (Loss) Recognized in Income on Derivative
                               -----------------------------------------------------------
                                                 Location                  Millions of Yen
                                                                           ---------------
                                                                            June 30, 2011
------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                          (162)
Foreign currency contracts     Foreign currency exchange (gain) loss, net         4,870
Foreign currency options       Foreign currency exchange (gain) loss, net            76
------------------------------------------------------------------------------------------
Total                                                                             4,784
==========================================================================================

The location and amount of gains and losses related to derivatives reported in the consolidated statement of income for the first quarter ended June 30, 2012 are shown in the following tables:

Derivatives designated as hedging instruments

                                                                     Millions of Yen
                               --------------------------------------------------------------------------------------------
                                 Gain or (Loss)
                                Recognized in OCI  Gain or (Loss) Reclassified from
                                  on Derivative       Accumulated OCI into Income    Gain or (Loss) Recognized in Income on
                               (Effective Portion)       (Effective Portion)             Derivative (Ineffective Portion)
                               --------------------------------------------------------------------------------------------
                                     Amount            Location           Amount         Location             Amount
---------------------------------------------------------------------------------------------------------------------------
Cash flow hedge
Interest rate swap agreements         (247)        Interest expense        (19)             --                  --
===========================================================================================================================

Derivatives not designated as hedging instruments

                                    Gain or (Loss) Recognized in Income on Derivative
                               -----------------------------------------------------------
                                                 Location                  Millions of Yen
                                                                           ---------------
                                                                            June 30, 2012
------------------------------------------------------------------------------------------
Interest rate swap agreements  Other, net                                           (12)
Foreign currency contracts     Foreign currency exchange (gain) loss, net         7,112
Foreign currency options       Foreign currency exchange (gain) loss, net         1,292
------------------------------------------------------------------------------------------
Total                                                                             8,392
==========================================================================================

8.   COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable for certain guarantees including employees housing loans of Yen 13 million as of June 30, 2012.

As of June 30, 2012 the Company and its certain subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

9.   DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(A) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate to fair values because of the short maturities of these instruments.

(B)  INVESTMENT SECURITIES

The fair value of the investment securities is principally based on quoted market price. Ricoh have not estimated the fair value of non-marketable equity securities, as it is not practicable. Because there were no quoted market prices for non-marketable equity securities and each security had different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs. The carrying amounts of non-marketable equity securities were Yen 1,837 million and Yen 1,847 million as of March 31, 2012 and June 30, 2012, respectively.

(C)  INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current interest rate for similar instruments of comparable maturity. Installment loans using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

The definition of the three levels of input used to measure fair value is more fully described in Note 10.

(D)  LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity. Long-term indebtedness using inputs described above are classified as Level 2 under the Fair Value Measurement and Disclosure framework.

(E) INTEREST RATE SWAP AGREEMENTS, FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of interest rate swap agreements, foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of March 31, 2012 and June 30, 2012 are summarized as follows:

                                                  Millions of Yen
                                     -----------------------------------------
                                        March 31, 2012        June 30, 2012
                                     -------------------- --------------------
                                     Carrying  Estimated  Carrying  Estimated
                                      amount   fair value  amount   fair value
------------------------------------------------------------------------------
Investment securities                  45,470      45,470   44,490      44,490
Installment loans                      83,361      84,441   83,339      84,418
Long-term indebtedness               (525,435)   (524,056)(526,566)   (525,666)
Interest rate swap agreements, net     (2,182)     (2,182)  (2,615)     (2,615)
Foreign currency contracts, net        (5,832)     (5,832)   1,280       1,280
Foreign currency options, net          (1,020)     (1,020)     272         272
==============================================================================

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10.  FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three-level fair value hierarchy that prioritizes the inputs used to measure fair value is established. The three levels of inputs used to measure fair value are as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3 - Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following tables present the fair-value hierarchy levels of Ricoh's assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2012 and June 30, 2012.

                                                   Millions of Yen
                                           ------------------------------
                                                   March 31, 2012
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           35,734      --      -- 35,734
       Foreign equity securities             6,120      --      --  6,120
       Foreign corporate bonds               1,779      --      --  1,779
   Derivative instruments
       Interest rate swap agreements            --      45      --     45
       Foreign currency contracts               --     468      --    468
       Foreign currency options                 --      36      --     36
-------------------------------------------------------------------------
          Total assets                      43,633     549      -- 44,182
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,227      --  2,227
       Foreign currency contracts               --   6,300      --  6,300
       Foreign currency options                 --   1,056      --  1,056
------------------------------------ ------------------------------------
          Total liabilities                     --   9,583      --  9,583
=========================================================================

                                                   Millions of Yen
                                           ------------------------------
                                                    June 30, 2012
                                           ------------------------------
                                           Level 1 Level 2 Level 3 Total
-------------------------------------------------------------------------
Assets:
   Available-for-sale securities:
       Domestic equity securities           33,585      --      -- 33,585
       Foreign equity securities             7,338      --      --  7,338
       Foreign corporate bonds               1,720      --      --  1,720
   Derivative instruments
       Interest rate swap agreements            --      87      --     87
       Foreign currency contracts               --   2,506      --  2,506
       Foreign currency options                 --     421      --    421
-------------------------------------------------------------------------
          Total assets                      42,643   3,014      -- 45,657
=========================================================================
Liabilities:
   Derivatives instruments
       Interest rate swap agreements            --   2,702      --  2,702
       Foreign currency contracts               --   1,226      --  1,226
       Foreign currency options                 --     149      --    149
-------------------------------------------------------------------------
          Total liabilities                     --   4,077      --  4,077
=========================================================================

Available-for-sale securities

Available-for-sale securities classified Level 1 in the fair value hierarchy contains marketable securities and bonds. Marketable securities and bonds are valued using a market approach based on the quoted market prices of identical instruments in active markets.

Derivative instruments

Ricoh uses foreign exchange contracts, foreign currency options and interest rate swap agreements (including interest rate and currency swap agreements) to manage exposure to the variability of cash flow. These derivative instruments are classified as Level 2 in the fair value hierarchy, since they are valued using observable market data such as LIBOR-based yield curves.

Assets and liabilities measured at fair value on a non-recurring basis

There were no material assets and liabilities measured at fair value on a non-recurring basis during the three months ended June 30, 2012 and 2011.

11.  TRANSFER OF FINANCIAL ASSETS

Ricoh Leasing Company, Ltd. transferred its lease receivables to a trust and received the beneficial interests in the trust originated from the transferred assets. Subsequently, Ricoh Leasing Company, Ltd. transferred the non-subordinated beneficial interests to and received cash as consideration from transferees, such as Special Purpose Entity ("SPE") that are different from the trust mentioned above, as a part of securitization programs. The retained subordinated interests were considered as variable interests, since the subordinated interests had the obligation to absorb the expected loss of the trust.

Ricoh performs a qualitative analysis to determine the primary beneficiary of a Variable Interest Entity ("VIE"). The primary beneficiary of a VIE has both the : (1) power to direct the activities of a VIE that most significantly impact the entity's economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Ricoh Leasing Company, Ltd. was considered as the primary beneficiary since Ricoh Leasing Company, Ltd. acted as a special servicer for lease receivables transferred to the trust and therefore, deemed to meet the criteria (1) and (2) above.

As a result of the above consideration, Ricoh consolidated the trust and eliminating the retained subordinated beneficial interests on the consolidated balance sheet. The consolidated assets and liabilities as of March 31, 2012 and June 30, 2012 are as follows:

                                                                 Millions of Yen
                                                          -----------------------------
                                                          March 31, 2012  June 30, 2012
---------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net      15,487          15,109
Long-term finance receivables, net                            30,225          29,486
Current maturities of long-term indebtedness                  12,487          11,963
Long-term indebtedness                                        24,371          23,349

The transferring of the non-subordinated beneficial interests was recorded as secured loans, since Ricoh Leasing Company, Ltd. retained subordinated beneficial interests and such interests did not meet the definition of participating interest. Lease receivables are only to be used to settle obligation of the trust's liabilities or transferee's liabilities in substantially. Servicing assets or liabilities related to securitization transactions initiated were not recorded, because the servicing fees adequately compensate Ricoh.

Apart from the transactions mentioned above, Ricoh's foreign subsidiaries transferred lease receivables with recourse. Ricoh recorded these transfers as secured loans, since these transactions did not meet the derecognition criteria of financial assets. The assets and liabilities that were accounted for as secured loans are as follows:

                                                                 Millions of Yen
                                                          -----------------------------
                                                          March 31, 2012  June 30, 2012
---------------------------------------------------------------------------------------
Current maturities of long-term finance receivables, net       1,397           1,187
Long-term finance receivables, net                             6,919           6,413
Current maturities of long-term indebtedness                   1,397           1,187
Long-term indebtedness                                         6,919           6,413

12. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR DOUBTFUL RECEIVABLES

(A)  FINANCING RECEIVABLES AND ALLOWANCE FOR DOUBTFUL RECEIVABLES

The financial subsidiaries of the Company have financing receivables and Ricoh classifies them into three categories; "lease receivables", "installment loans" and "installment receivables and other". These receivables consist of a large number of smaller-balance homogenous loans, lease receivables and installment receivables. Financing receivables classified as "lease receivables" and "installment receivables and other" are resulting from sale and lease transactions of mainly office equipment. Financing receivables classified as "installment loans" are resulting from financial services.

Ricoh continuously monitors overdue financing receivables, which Ricoh considers as uncollectible risk receivables. For financing receivables with specific customer collection issues, Ricoh individually evaluates their collectability in order to determine the amount of allowance for doubtful receivables. For other financing receivables, Ricoh categorizes these receivables into groups by their nature and characteristics. Ricoh collectively evaluates the collectability by each group, using its historical experience of write-off and determines the amount of allowance for doubtful receivables.

Financing receivables and allowance for doubtful receivables as of June 30, 2011 and June 30, 2012 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  June 30, 2011
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                  10,527        1,772        2,485        14,784
-------------------------------------------------------------------------------------------------
   Charge-offs                                       (425)          (4)         (19)         (448)
   Recoveries                                         (54)           0            0           (54)
   Provision                                        2,570           58           86         2,714
   Translation adjustment                             (35)          --          (19)          (54)
Ending balance                                     12,583        1,826        2,533        16,942
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           6,148          743        1,318         8,209
   Collectively evaluated                           6,435        1,083        1,215         8,733
-------------------------------------------------------------------------------------------------
Financing receivables:
   Individually evaluated                          75,931          885        4,079        80,895
   Collectively evaluated                         517,376       74,905       46,449       638,730
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      593,307       75,790       50,528       719,625
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  June 30, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
Beginning balance                                   8,472        1,747        2,595        12,814
-------------------------------------------------------------------------------------------------
   Charge-offs                                       (402)          (7)         (34)         (443)
   Recoveries                                          --           --           --            --
   Provision                                          683          (64)          (9)          610
   Translation adjustment                            (168)          --           --          (168)
Ending balance                                      8,585        1,676        2,552        12,813
-------------------------------------------------------------------------------------------------
Allowance for doubtful receivables:
   Individually evaluated                           2,609          623        1,982         5,214
   Collectively evaluated                           5,976        1,053          570         7,599
-------------------------------------------------------------------------------------------------
Financing receivables:
   Individually evaluated                          60,028          837        5,088        65,953
   Collectively evaluated                         547,454       84,178       45,381       677,013
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      607,482       85,015       50,469       742,966
=================================================================================================

(B)  AGE ANALYSIS

Ricoh ascribes the fact of past due to credit quality indicators and classifies financing receivables into Overdue and Current.

Analysis of the age of the recorded financing receivables as of March 31, 2012 and June 30, 2012 are as follows:

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  March 31, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           608,336       84,274       45,049       737,659
Overdue                                             4,495          834        2,403         7,732
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      612,831       85,108       47,452       745,391
=================================================================================================

                                                                 Millions of Yen
                                              ---------------------------------------------------
                                                                  June 30, 2012
                                              ---------------------------------------------------
                                                                        Installment
                                                 Lease     Installment  receivables
                                              receivables     loans      and other       Total
-------------------------------------------------------------------------------------------------
Current                                           603,696       84,227       48,102       736,025
Overdue                                             3,786          788        2,367         6,941
-------------------------------------------------------------------------------------------------
Total: Financing receivables                      607,482       85,015       50,469       742,966
=================================================================================================

13.  SEGMENT INFORMATION

Ricoh's operating segments are comprised of Imaging & Solutions, including copiers and related supplies, communications and information systems, Industrial Products, including thermal media and semiconductors, and Other, including digital cameras.

Segment Profit (loss) is determined by subtracting cost of sales and selling, general and administrative expenses from sales, and is used by Ricoh's management in deciding how to allocate resources and in assessing performance. Segment Profit (loss) excludes certain corporate expenses, such as costs related to human resources, legal relations, investor relations, public relations, corporate planning and environmental activities.

The following tables present certain information regarding Ricoh's operating segments and by geographic areas for the first quarter ended June 30, 2011 and 2012. Intersegment sales are made at arm's-length prices. No single customer accounted for 10% or more of the total revenues for the first quarter ended June 30, 2011 and 2012.

(A)  OPERATING SEGMENT INFORMATION

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  First quarter ended  First quarter ended
                                                     June 30, 2011        June 30, 2012
------------------------------------------------------------------------------------------
Segment sales:
   Imaging & Solutions                                  413,350              400,550
   Industrial Products                                   26,265               24,508
   Other                                                 28,844               35,317
   Intersegment transaction                              (1,066)                (988)
------------------------------------------------------------------------------------------
   Total segment sales                                  467,393              459,387
==========================================================================================
Segment profit (loss):
   Imaging & Solutions                                   28,050               30,742
   Industrial Products                                     (481)                (418)
   Other                                                   (387)                (304)
------------------------------------------------------------------------------------------
   Total segment profit (loss)                           27,182               30,020
==========================================================================================
Reconciling items:
   Corporate expenses and elimination                   (15,856)             (15,739)
   Interest and dividend income                             607                  842
   Interest expense                                      (1,463)              (1,521)
   Foreign currency exchange loss, net                   (1,185)              (1,315)
   Other, net                                                 2                  (12)
------------------------------------------------------------------------------------------
Income before income taxes and equity in earnings
  of affiliates                                           9,287               12,275
==========================================================================================

Intersegment sales represent sales of Industrial Products segment to Imaging & Solutions segment.

Certain products were reclassified into Imaging & Solutions and Industrial Products from Other in this fiscal year. The reclassification was made to the prior year's figures.

(B)  GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers are as follows:

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  First quarter ended  First quarter ended
                                                     June 30, 2011        June 30, 2012
------------------------------------------------------------------------------------------
Sales:
   Japan                                                215,312              215,449
   The Americas                                         114,243              117,467
   Europe, Middle East and Africa                       107,718               95,253
   Other                                                 30,120               31,218
------------------------------------------------------------------------------------------
   Consolidated                                         467,393              459,387
==========================================================================================

Middle East and Africa were reclassified from Other into Europe in this fiscal year. The reclassification was made to the prior year's figures.

14.  SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the first quarter ended June 30, 2011 and 2012:

                                                               Millions of Yen
                                                  ----------------------------------------
                                                  First quarter ended  First quarter ended
                                                     June 30, 2011        June 30, 2012
------------------------------------------------------------------------------------------
Research and development costs                           27,683               27,063
Advertising costs                                         2,373                2,317
Shipping and handling costs                               4,936                5,740
==========================================================================================